December 6, 2012

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Cindy Rose

Re:	Advisors’ Inner Circle Fund (File No. 811-06400)

Ms. Rose:

This letter responds to comments given by you to SEI Global Fund Services (“SEI”), in its capacity as administrator to The Advisors’ Inner Circle Fund (the “Trust”) in a telephone conversation on November 8, 2012. The comments provided relate to the October 31, 2011 annual reports filed on Form N-CSR (the “Reports”) for the Edgewood Funds, the RHJ Funds, the Acadian Funds, the LSV Funds, the Alpha One Funds and the April 30, 2012 annual report filed on Form N-CSR for the Cambiar Funds (each a “Fund” and collectively the “Funds”). Additionally, a comment is related to Form N-MFP for the AIG Money Market Fund. All Funds are a Series of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

In April 2012, the AIG Money Market Fund filed Form N-MFP on the 9th. Please explain why the filing was late for the month.

Trust Response to Comment 1

The Form N-MFP filing for April, 2012 was filed on Monday, April 9, 2012. Because the fifth business day following March 31, 2012 (Friday, April 6th) was a non-business day for the AIG Money Market Fund (in observance of Good Friday), SEI incorrectly assumed that the SEC also treated April 6th as a non-business day. Going forward, SEI will review the calendar of SEC holidays so that the N-MFP filings are filed by the required deadlines.

SEC Comment 2

Please enhance the Management’s Discussion of Fund Performance section of the Edgewood Growth Fund to include more disclosure on the factors that impacted the Fund’s performance.

Trust Response to Comment 2

The Trust agrees and going forward will enhance the disclosure within the Management’s Disclosure of Fund Performance.

SEC Comment 3

Please confirm that there are no contractual advisor waiver recapture programs in the Edgewood Growth Fund, the Acadian Funds and the LSV Conservative Value Equity Fund.

Trust Response to Comment 3

We can confirm that there are no contractual advisor waiver recapture programs for the Acadian Funds, the Edgewood Growth Fund or the LSV Conservative Value Fund.

SEC Comment 4

In the Disclosure of Fund Expenses, please confirm the 6-month expense ratios of the RHJ Funds.

Trust Response to Comment 4

The Trust confirms the six-month expense ratios of the RHJ funds. The RHJ Mid Cap Portfolio received $1,833 or 4 basis points of fees paid indirectly for the six months ended October 31, 2011 which caused the expense ratio reported to be 1.36%. The RHJ Mid Cap Portfolio has a contractual expense limitation, and as such all fees paid indirectly are excluded from the expenses subject to the expense limitation of 1.40%.

The ratios reported for the RHJ Small Cap Portfolio and Micro Cap Portfolio in the Disclosure of Fund Expenses differed from the ratios reported in the financial highlights due to certain changes in relative average net assets, and the expenses allocated based on those relative average net assets between the three RHJ Funds during the six months ended October 31, 2011 and the full fiscal year ended October 31, 2011.

SEC Comment 5

The growth of investment chart disclosed in the Management’s Discussion of Fund Performance section for the Acadian Emerging Markets Portfolio is based on $100,000. Please confirm that this is accurate.

Trust Response to Comment 5

As the minimum investment in the Acadian Emerging Markets Portfolio is $2,500, the growth of investment chart will be based on $10,000 in Reports going forward.

SEC Comment 6

Please enhance the Management’s Discussion of Fund Performance section of the AlphaOne Funds to include more disclosure on the factors that impacted the Funds’ performance.

Trust Response to Comment 6

The Trust agrees and going forward will enhance the disclosure within the Management’s Disclosure of Fund Performance.

SEC Comment 7

Please explain why there is no growth of $10,000 investment chart for the Cambiar Global Select Fund?

Trust Response to Comment 7

The Cambiar Growth Select Fund commenced operations on November 30, 2011 and was open less than six months as of April 30, 2012. Per N-1A, Item 27, a new fund with less than six months operating history is not required to include a growth of $10,000 investment chart within its financial statements.

SEC Comment 8

Please disclose any transfers between Level 1 and 2 for the Cambiar International Equity Fund.

Trust Response to Comment 8

The Trust agrees and going forward will disclose any transfers between Level 1 and 2.

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.

Very truly yours,

/s/ Michael Lawson
Michael Lawson
Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie
Russell Emery
Dianne M. Sulzbach
James F. Volk